Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Pony AI Inc.

小馬智行*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2026)

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2026

The board (the “Board”) of directors (the “Directors”) of Pony AI Inc. (the “Company”) is pleased to announce the unaudited interim consolidated results of the Company for the six months ended June 30, 2026 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2025.

These interim results have been prepared under generally accepted accounting principles in the United States of America (the “U.S. GAAP”) and have been reviewed by the audit committee of the Board (the “Audit Committee”). The unaudited condensed interim consolidated financial information for the Reporting Period was reviewed by Messrs. Deloitte Touche Tohmatsu, the independent auditor of the Company, in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants.

In this announcement, “we,” “us,” and “our” refer to the Company and where the context otherwise requires, the Group (as defined under the “General Information” heading in the “Notes to the Unaudited Condensed Consolidated Financial Information” section).

* For identification purposes only

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OPERATING AND FINANCIAL PERFORMANCE HIGHLIGHTS

Latest Business Update

•	Our global Robotaxi fleet expanded to 1,975 vehicles(1), supporting the continued scaling of our commercial operations across China and overseas markets.

•	PonyPilot registered users in China surpassed 1.5 million(2), supported by increasing fleet density and broader operating coverage across key areas.

•	We have secured multiple joint deployment model partners across overseas markets, including Uber for the contracted deployment of more than 2,000 Robotaxi vehicles in Europe, bringing the total number of vehicles under agreements in negotiation across international markets to over 4,000 Robotaxi vehicles.

Highlights for the six months ended June 30, 2026

•	Robotaxi services revenues were USD20.6 million for the six months ended June 30, 2026, representing an increase of 534.0% from USD3.3 million for the six months ended June 30, 2025. Notably, fare-charging revenues grew by 456.5% year-over-year in the first quarter of 2026, with growth further accelerating to 849.3% year-over-year in the second quarter of 2026.

•	Total revenues were USD70.5 million for the six months ended June 30, 2026, representing an increase of 98.9% from USD35.4 million for the six months ended June 30, 2025.

•	Gross margin expanded to 16.9% for the six months ended June 30, 2026, from 16.3% for the six months ended June 30, 2025.

•	Net loss was USD98.9 million for the six months ended June 30, 2026, compared to USD90.6 million for the six months ended June 30, 2025. Net loss margin was 140.3% for the six months ended June 30, 2026, compared to 255.8% for the six months ended June 30, 2025.

•	Non-GAAP net loss was USD85.9 million for the six months ended June 30, 2026, compared to USD68.2 million for the six months ended June 30, 2025. Non-GAAP net loss margin was 121.9% for the six months ended June 30, 2026, compared to 192.4% for the six months ended June 30, 2025.

Notes:

(1)	As of June 30, 2026.

(2)	As of August 16, 2026.

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BUSINESS REVIEW AND OUTLOOK

Business Review

We delivered strong progress in our business development in the first half of 2026, as we scaled the commercialization and deployment of our autonomous mobility technologies. Our Robotaxi fleet expanded to 1,975 vehicles as of June 30, 2026, and Robotaxi services revenues for the six months ended June 30, 2026 increased by 534.0% year-over-year, supported by a larger fleet, broader operating coverage, higher paid order volume and increasing user adoption. We expanded our operations across China’s tier-one cities and other major cities, including Hangzhou, and continued to expand our international footprint under the joint deployment model, working with global partners including Uber. The inclusion of our Class A ordinary shares in the Shanghai-Hong Kong Stock Connect and the Shenzhen-Hong Kong Stock Connect programs further broadened our shareholder base and enhanced our connectivity with mainland investors. Together, these achievements demonstrate our progress in commercialization, technology deployment, global expansion and capital markets recognition, laying a stronger foundation for sustained growth in the second half of 2026 and beyond.

Our Technology Strengths

Robotaxi represents an important real-world application of physical AI. Leveraging our proprietary software technology, full-stack vehicle-agnostic hardware and software integration capabilities and years of research and development, we continued to enhance autonomous driving performance and operational efficiency, expand the scale of our Robotaxi operations and improve user experience during the Reporting Period.

PonyWorld 2.0 and AI-Driven Closed-Loop Development

Fully driverless Level 4 (“L4”) autonomous driving requires a high level of safety, reliability and real-time decision-making capability. We have long believed that the development of L4 autonomous driving requires capabilities beyond learning solely from human driving data. Accordingly, we incorporated reinforcement learning and world-model-based training into the development of our Virtual Driver . PonyWorld is our proprietary world-model-based training, simulation and evaluation system for L4 autonomous driving. Rather than relying primarily on imitation learning from human driving data, PonyWorld enables our Virtual Driver to learn from and be evaluated against large-scale AI-generated scenarios. It integrates three principal capabilities: the generation of realistic driving scenarios and sensor data, high-fidelity simulation and a comprehensive set of evaluation metrics. Together, these capabilities support the training and validation of our vehicle-agnostic Virtual Driver across a broad range of operating environments.

In April 2026, we launched PonyWorld 2.0, an upgrade to our proprietary world model and the core training system supporting our autonomous driving stack. High-value data generated from our large-scale fully driverless operations can be analyzed by AI to identify behavioral patterns and potential issues. PonyWorld 2.0 streamlines the development process from issue identification and localization through software optimization, simulation validation and deployment tracking. This automated closed-loop process enables us to identify issues that may otherwise be difficult to detect manually within large volumes of operational data and improves R&D efficiency and accelerates technology development and iteration. Our simulation system currently supports more than 10 billion kilometers of simulated driving each week, of which more than 99% capture vehicle-agent interactions, while less than 1% are for static environments such as sensor rendering. This enables us to expand into additional cities, countries and operating environments without a proportionate increase in engineering resources.

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Full-Stack Fail-Operational Architecture

Our Robotaxis incorporate a full-stack, multilayer redundant architecture across both software and hardware. If certain components experience a failure during operation, the vehicle is designed to maintain a safe operating state, identify an appropriate location and safely pull over where necessary. Our Robotaxis are also designed to continue operating when network or Global Positioning System (“GPS”) signals are temporarily unavailable and to respond to changes in road layouts or lane markings through real-time environmental perception. At the fleet level, our prevention, detection and response mechanisms, together with remote assistance capabilities and dedicated ground-support teams, support safe and reliable fully driverless Robotaxi operations.

Scaled Deployment

The continued expansion of our Robotaxi fleet provides important real-world validation of the scalability and generalization capabilities of our autonomous driving technology. Our global Robotaxi fleet expanded to 1,975 vehicles as of June 30, 2026, and we continue to target a fleet of more than 3,500 Robotaxis by the end of 2026. The growth of our fleet demonstrates our ability to integrate the Virtual Driver with multiple vehicle platforms and deploy our autonomous driving system across a growing fleet. It also provides additional operational data that supports further technology development and iteration through our closed-loop development system.

We continued to expand our operational design domains (“ODDs”), reflecting the adaptability of our autonomous driving system across increasingly diverse operating environments. Our fully driverless fleet is capable of operating around the clock, including during peak commuting periods and under certain adverse weather conditions. Our deployment in Zagreb, Croatia, provides further validation of the adaptability of our technology. Our Robotaxis operate in a complex urban environment combining historic city-center roads, newer developments, mixed traffic and diverse road conditions. The deployment demonstrates our ability to transfer our autonomous driving capabilities to operating environments with road structures, traffic behavior and weather conditions that differ from those in China.

Operational Efficiency and User Experience

We continued to improve the cost efficiency of our Robotaxi operations through advances in vehicle design, autonomous driving technology and fleet management. The optimized design of our seventh-generation (“Gen-7”) Robotaxi lowers bill of materials (“BOM”) costs through the adoption of more cost-effective components, increased standardization and deeper integration between the autonomous driving system and the underlying vehicle platform. Our automotive-grade hardware architecture also supports improved vehicle reliability.

Beyond advancing autonomous driving performance, technology-driven improvements in fleet operations also enhance our operating efficiency. Continued optimization of vehicle dispatching, charging, remote assistance, ground operations and maintenance workflows has improved the vehicle-to-staff ratio for our ground support and remote assistance teams, enabling us to support a larger fleet more efficiently. Our Robotaxis can also share parking facilities with human-driven vehicles and autonomously navigate to available charging spaces, reducing the need for human intervention in charging operations. Our highly generalized autonomous driving capabilities also support standardized and replicable operational workflows, facilitating the expansion of our joint deployment model and allowing us to scale with greater capital efficiency.

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Our technology enables our Robotaxis to operate across high-demand and operationally complex mobility scenarios. In Shenzhen, our 24/7 fully driverless Robotaxi service covers high-traffic urban areas, including the Nanshan High-Tech Area. During peak commuting periods, our Virtual Driver navigates both major roads and narrower local streets, providing convenient pick-up and drop-off coverage for daily transportation needs. In Beijing, our Robotaxi fleet continued to operate during heavy snowfall in early March despite reduced visibility and challenging road conditions. Our Gen-7 Robotaxi also provides smoother acceleration, braking and cornering, helping to reduce motion discomfort and improve the overall passenger experience.

Robotaxi Services

We provide Robotaxi services that transport passengers autonomously through vehicles integrated with our Virtual Driver. We were the first company to commence fully driverless, public-facing fare-charging Robotaxi operations in designated areas of all four tier-one cities in China. Users can access our Robotaxi services through a variety of platforms, including our proprietary PonyPilot mobile application, WeChat Mini Program, Amap, WeChat Mobility Services Platform, Alipay Mini Program, Sunlight Mobility and OnTime Mobility.

Accelerating Growth

For the six months ended June 30, 2026, our Robotaxi business continued to scale across revenue, fleet size, paid orders and user base. As of June 30, 2026, our Robotaxi fleet had expanded to 1,975 vehicles. Robotaxi services revenues increased by 534.0% year-over-year to USD20.6 million. Notably, fare-charging revenues grew by 456.5% year-over-year in the first quarter of 2026, with growth further accelerating to 849.3% year-over-year in the second quarter of 2026. As of August 16, 2026, the number of PonyPilot registered users in China exceeded 1.5 million.

The increase in scale was accompanied by continued improvements in operating efficiency and unit economics. Following the achievement of city-wide unit economics breakeven in Guangzhou in November 2025, our Shenzhen operations reached the same milestone in February 2026. During the Reporting Period, we continued to optimize vehicle dispatching, charging, fleet utilization, remote assistance, ground operations and user experience. Paid order volume continued to grow, with average weekly paid orders in May 2026 increasing by more than 100% compared with January 2026(3). Our Shenzhen operations also delivered strong operating performance during the Dragon Boat Festival holiday, supported by increased travel demand and continued improvements in fleet utilization.

Notes:

(3)	Average weekly paid orders for May 2026 represent the average number of paid orders per week calculated for the four-week period from April 27, 2026 through May 24, 2026. Average weekly paid orders for January 2026 represent the average number of paid orders per week calculated for the five-week period from December 29, 2025 through February 1, 2026.

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Our Dual-Engine Strategy

Our dual-engine strategy is focused on advancing the commercialization and scaling of our Robotaxi operations in both China and overseas markets. In China, we continued to increase fleet size and operating density in Beijing, Shanghai, Guangzhou and Shenzhen, while broadening our service coverage and expanding into a broader range of use cases. In Guangzhou, we extended our Robotaxi services into the city center, with operations spanning Haizhu District, Tianhe District, Huangpu District and Panyu District. Our operational area expanded by over 300 square kilometers as of August 16, 2026 from the beginning of this year, covering a population of over 7 million. In Shenzhen, we extended our Robotaxi service network to Shenzhen Bao’an International Airport, Shenzhen Bay Port and Shekou Cruise Port. The expansion enhanced our coverage of major transportation hubs and high-demand use cases, including daily commuting, cross-border travel and airport transfers. We also expanded our commercial footprint into Hangzhou and Changsha in March 2026, further extending our operating capabilities beyond China’s four tier-one cities.

Overseas, we continued to advance our Robotaxi operations across Europe, the Middle East and Asia, building on our operating track record in China’s tier-one cities and our deployment experience in Croatia. We continued to expand our international footprint under the joint deployment model through partnerships with global mobility platforms and local operators, including Uber, Bolt, Verne and ComfortDelGro. We have secured multiple joint deployment model partners across overseas markets, including Uber for the contracted deployment of more than 2,000 Robotaxi vehicles in Europe, bringing the total number of vehicles under agreements in negotiation across international markets to over 4,000 Robotaxi vehicles. Alongside the expansion of our international deployment pipeline, we continued to make progress in key overseas markets. In Luxembourg, we continued to advance our Robotaxi deployment in collaboration with Bolt and Stellantis. In Singapore, our Robotaxi service became available to the general public through ComfortDelGro’s Zig app. We also continued to advance our deployment and commercialization activities in Croatia, Doha and Dubai. We continue to target the expansion of our Robotaxi operations to more than 20 cities worldwide by the end of 2026.

Scaling through the Joint Deployment Model and Ecosystem

Our joint deployment model continues to support the expansion of our Robotaxi fleet in a capital-efficient manner. Under this model, our partners may contribute vehicle funding, local fleet operations, ground maintenance, market access or user traffic, while we provide autonomous driving technology, system capabilities and operating support. The parties share the economic benefits generated from fleet operations based on the terms of the relevant arrangements. During the Reporting Period, we continued to expand this model across China and overseas markets. Revenue contribution from the joint deployment model in the second quarter of 2026 increased compared with the first quarter of 2026, reflecting continued progress in the commercialization of the model.

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We also continued to strengthen our broader ecosystem across the Robotaxi value chain. Gen-7 Robotaxis, which are based on vehicle platforms from the Beijing Automotive Industry Corporation (“BAIC”), Guangzhou Automotive Corporation (“GAC”) and Toyota, have entered mass production and deployment, including the planned deployment of 1,000 Toyota bZ4X-based vehicles, further supporting the expansion of our fleet. In parallel, our integrations and collaborations with the WeChat Mobility Services Platform, Amap, Alipay, Bolt and ComfortDelGro Zig broaden user access to our services. Supported by these initiatives, we continue to target a Robotaxi fleet of more than 3,500 vehicles by the end of 2026, subject to market conditions, regulatory approvals and the execution progress of our partners.

Robotruck Services

Our Robotruck business provides autonomous freight transportation solutions for high-value and high-utilization logistics scenarios. Leveraging technology shared across our Robotaxi and Robotruck platforms, we apply our L4 autonomous driving capabilities to heavy-duty trucks and light commercial vehicles in use cases including long-haul transportation, port logistics and urban delivery. We have obtained autonomous driving public-road testing permits in Beijing and Guangzhou and have conducted testing and operations across commercially relevant logistics corridors in the Beijing-Tianjin-Hebei region, the Yangtze River Delta and the Pearl River Delta.

Our Robotruck business continued to advance commercialization during the first half of 2026, with Robotruck services revenues for the six months ended June 30, 2026 increasing by 36.0% year-over-year to USD23.5 million. Our fourth-generation (“Gen-4”) Robotruck entered mass production as scheduled, representing an important step toward the broader commercialization of our L4 freight transportation solutions. We also commenced the commercial deployment of Gen-4 driverless Robotrucks at Mawan Port in collaboration with China Merchants Port, where our Robotrucks operate in mixed-fleet port logistics operations alongside human-driven vehicles.

In addition, we launched an L4 autonomous light truck platform that leverages the automotive-grade, fully redundant L4 architecture developed for our Robotaxi platform. By integrating autonomous driving technology, vehicles and logistics use cases, we aim to support lower logistics costs and the intelligent and digital transformation of the logistics industry. Together, our Gen-4 Robotruck and light truck platforms broaden the range of logistics scenarios addressed by our autonomous driving technology and support the continued commercialization and scaled deployment.

Intelligent Solutions

Our Intelligent Solutions business, formerly referred to as Licensing and Applications, leverages our autonomous driving technology, vehicle engineering capabilities and system integration experience to provide intelligent driving products and services to customers across the autonomous driving value chain. This business primarily includes sales of high-performance computing hardware, such as automotive-grade autonomous driving domain controllers, as well as software licensing, vehicle integration services and other value-added technology services. Through these offerings, we help our customers integrate autonomous driving capabilities into a wide range of applications, including low-speed delivery, robosweepers, logistics, and humanoid robotics.

Our Intelligent Solutions business also recorded solid progress during the six months ended June 30, 2026. Deliveries of autonomous driving domain controllers more than doubled compared to the same period in 2025. The continued expansion of application scenarios demonstrates the broader generalization capability of our autonomous driving technology beyond Robotaxi and Robotruck.

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Recent Developments After the Reporting Period

In August 2026, the Company expanded its strategic partnership with Uber, with plans to collaborate on the deployment of more than 2,000 Robotaxi vehicles in five selected cities in Europe, including the earlier announced Zagreb.

Business Outlook

Looking ahead to the remainder of 2026, we will continue to prioritize scaled commercialization, disciplined cost optimization and expansion across both domestic and overseas markets. Following the upward revision to our full-year targets announced in May 2026, we are now targeting a Robotaxi fleet of over 3,500 vehicles by the end of 2026 and a global operating footprint covering more than 20 cities. We are confident in exceeding our full-year Robotaxi services revenues growth target of more than 3.5 times the 2025 level, with further progress in overseas commercialization providing additional upside. We will continue to execute our dual-engine strategy, focusing on both China and overseas markets, while leveraging the joint deployment model, to improve capital efficiency, accelerate fleet deployment and broaden revenue streams. For Robotruck services, we will focus on high-value and high-utilization freight scenarios. The mass production of Gen-4 Robotrucks and the launch of L4 autonomous light trucks are expected to support the broader commercialization and scaled deployment.

In parallel, we will continue to invest in research and development, improve the adaptability of our technology across different regions and platforms, and optimize our cost structure and business model. We will maintain a disciplined approach to capital expenditures, prioritizing capital efficiency and returns. We will also deepen our collaboration with OEMs and local operators across the value chain. Collectively, these initiatives will support the continued commercialization, strengthen our technology and operating capabilities, and enhance our long-term growth potential, subject to market conditions, regulatory developments and the execution of our business plan.

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MANAGEMENT DISCUSSION AND ANALYSIS

	For the Six Months Ended June 30,
	2025	2026
	(USD in thousands)
	(Unaudited)	(Unaudited)
Total revenues	35,434	70,470

Cost of revenues	(29,655)	(58,559)

Gross profit	5,779	11,911

Operating expenses:
Research and development expenses	(96,516)	(104,114)
Selling, general and administrative expenses	(26,574)	(31,876)

Total operating expenses	(123,090)	(135,990)

Loss from operations	(117,311)	(124,079)

Investment income	28,687	22,200
Changes in fair value of trading securities	(6,234)	25,663
Other income (expenses), net	4,219	(22,644)

Loss before income tax	(90,639)	(98,860)
Income tax expenses	(1)	(1)

Net loss	(90,640)	(98,861)

Revenues

Our total revenues were USD70.5 million during the six months ended June 30, 2026, representing an increase of 98.9% from USD35.4 million for the six months ended June 30, 2025. The increase was mainly driven by strong growth in Robotaxi services and Intelligent solutions revenues. The following table sets forth a breakdown of our revenues by business line in absolute amounts and as percentages of our total revenues during the six months ended June 30, 2026 and 2025, respectively:

	For the Six Months Ended June 30,
	2025		2026
	USD	%	USD	%
	(in thousands, except percentages)
Revenues
Robotaxi services	3,256	9.2	20,643	29.3
Robotruck services	17,300	48.8	23,524	33.4
Intelligent solutions	14,878	42.0	26,303	37.3

Total	35,434	100.0	70,470	100.0

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Robotaxi services revenues were USD20.6 million during the six months ended June 30, 2026, representing an increase of 534.0% from USD3.3 million for the six months ended June 30, 2025. Specifically, fare-charging revenues grew by 456.5% year-over-year in the first quarter of 2026, with growth further accelerating to 849.3% year-over-year in the second quarter of 2026. The increases were primarily driven by the launch of the Gen-7 fleet and the expansion of our commercial Robotaxi operations. In addition, increased vehicle deployments under our joint deployment model also contributed to revenue growth. Revenue contribution from the joint deployment model in the second quarter of 2026 increased significantly compared with the first quarter of 2026, reflecting continued progress in the commercialization of the model.

Robotruck services revenues were USD23.5 million during the six months ended June 30, 2026, representing an increase of 36.0% from USD17.3 million for the six months ended June 30, 2025. The increase was primarily attributable to growth in freight transportation services, supported by our collaboration with Sinotrans.

Intelligent solutions revenues were USD26.3 million during the six months ended June 30, 2026, representing an increase of 76.8% from USD14.9 million for the six months ended June 30, 2025. The increase was primarily attributable to higher autonomous domain controller (“ADC”) shipment volumes across the low-speed delivery, robosweeper, logistics, and humanoid robotics markets.

Cost of Revenues

Cost of revenues was USD58.6 million during the six months ended June 30, 2026, representing an increase of 97.5% from USD29.7 million for the six months ended June 30, 2025, broadly in line with revenue trends.

Gross Profit and Gross Margin

Gross profit was USD11.9 million during the six months ended June 30, 2026, representing an increase of 106.1% from USD5.8 million for the six months ended June 30, 2025.

Gross margin expanded to 16.9% for the six months ended June 30, 2026, from 16.3% for the six months ended June 30, 2025. The improvement was mainly driven by an improved revenue mix, with a higher contribution from Robotaxi services, including revenues generated under the joint deployment model, which generated relatively higher margins during the Reporting Period.

Operating Expenses

Operating expenses were USD136.0 million during the six months ended June 30, 2026, representing an increase of 10.5% from USD123.1 million for the six months ended June 30, 2025. Non-GAAP(2) operating expenses were USD122.4 million during the six months ended June 30, 2026, representing an increase of 14.5% from USD106.9 million for the six months ended June 30, 2025. The increase was primarily driven by ongoing business expansion and our efforts to enhance R&D capabilities, reflecting our continued investment to support commercialization.

Notes:

2.	Non-GAAP financial measures exclude share-based compensation expenses, changes in fair value of trading securities and impairment loss on prepayment for long-term investments under “Other Income (Expenses), Net”. The exclusion of the impairment loss on prepayment for long-term investments is a new adjustment introduced in the second quarter of 2026. No comparable loss was recognized in the prior periods presented, and prior period non-GAAP measures are therefore unaffected by this change. Such adjustment has no impact on income tax. For further details, please see the “Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results” section of this announcement.

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Research and development expenses were USD104.1 million during the six months ended June 30, 2026, representing an increase of 7.9% from USD96.5 million for the six months ended June 30, 2025. Non-GAAP research and development expenses were USD95.1 million during the six months ended June 30, 2026, representing an increase of 12.4% from USD84.6 million for the six months ended June 30, 2025. The increase was primarily driven by (i) higher personnel-related costs resulting from the expansion of our R&D team to enhance our capacity for large-scale deployment, (ii) higher expenses related to development and testing, a portion of which represented non-recurring expenses incurred in connection with the development and engineering validation of the upgraded vehicle models.

Selling, general and administrative expenses were USD31.9 million during the six months ended June 30, 2026, representing an increase of 20.0% from USD26.6 million for the six months ended June 30, 2025. Non-GAAP selling, general and administrative expenses were USD27.2 million during the six months ended June 30, 2026, representing an increase of 22.5% from USD22.2 million for the six months ended June 30, 2025. The increase was primarily attributable to higher expenses incurred in support of our business growth and commercialization efforts.

Loss from operations

Loss from operations was USD124.1 million for the six months ended June 30, 2026, compared to USD117.3 million for the six months ended June 30, 2025. Non-GAAP loss from operations was USD110.5 million for the six months ended June 30, 2026, compared to USD101.1 million for the six months ended June 30, 2025, primarily reflecting higher operating expenses discussed above, partially offset by improved gross profit.

Operating loss margin was 176.1% for the six months ended June 30, 2026, compared to 331.1% for the six months ended June 30, 2025. Non-GAAP operating loss margin was 156.7% for the six months ended June 30, 2026, compared to 285.3% for the six months ended June 30, 2025. The year-over-year reductions in net loss margin and non-GAAP operating loss margin primarily reflected improved operating leverage as our operations continued to scale.

Changes in fair value of trading securities

Changes in fair value of trading securities resulted in a gain of USD25.7 million for the six months ended June 30, 2026, compared to a loss of USD6.2 million for the six months ended June 30, 2025.

Other income (expenses), net

Other expenses, net was USD22.6 million for the six months ended June 30, 2026, compared to other income, net of USD4.2 million for the six months ended June 30, 2025, primarily attributable to a one-off impairment provision of USD25.0 million recognized on certain prepayments for long-term investments, which are determined to be unrecoverable, following proactive strategic adjustments to the relevant business and the engagement of new strategic partners to better support the long-term development.

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Net loss

Net loss was USD98.9 million for the six months ended June 30, 2026, representing an increase of 9.1% from USD90.6 million for the six months ended June 30, 2025. Non-GAAP net loss was USD85.9 million for the six months ended June 30, 2026, representing an increase of 26.0% from USD68.2 million for the six months ended June 30, 2025. The increases were mainly attributable to (i) a decrease in investment income, due to a higher base for the six months ended June 30, 2025, which included certain realized investment gains, and (ii) a moderate increase in operating expenses.

Net loss margin was 140.3% for the six months ended June 30, 2026, compared to 255.8% for the six months ended June 30, 2025. Non-GAAP net loss margin was 121.9% for the six months ended June 30, 2026, compared to 192.4% for the six months ended June 30, 2025. The year-over-year reductions in net loss margin and non-GAAP net loss margin primarily reflected improved operating leverage as our operations continued to scale. The reduction in net loss margin also reflected the impact of certain non-operating items.

Net loss attributable to Pony AI Inc.

Net loss attributable to Pony AI Inc. was USD110.3 million for the six months ended June 30, 2026, compared to USD96.1 million for the six months ended June 30, 2025. The difference between total net loss and Net loss attributable to Pony AI Inc. is the USD11.4 million of net income allocated to non-controlling interests during the six months ended June 30, 2026.

Basic and Diluted Net Loss per Ordinary Share

Basic and diluted net loss per ordinary share was both USD0.25 for the six months ended June 30, 2026, compared to USD0.27 for the six months ended June 30, 2025. Non-GAAP basic and diluted net loss per ordinary share was both USD0.20 for the six months ended June 30, 2026 and June 30, 2025.

Liquidity and Source of Funding and Borrowing

During the six months ended June 30, 2026, the Group has financed its operations primarily through our existing cash and capital resources. The Group had cash and cash equivalents, short-term investments, restricted cash and long-term debt instruments for wealth management of USD1,390.5 million and USD1,514.8 million as of June 30, 2026 and December 31, 2025, respectively. The decrease primarily reflected operating cash outflows and capital expenditures supporting the continued mass production and deployment of the Gen-7 Robotaxi fleet, as well as expenditures for data centers and servers during the Reporting Period.

The net cash used in operating activities was USD118.2 million during the six months ended June 30, 2026, compared with USD79.6 million for the six months ended June 30, 2025.

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Material Acquisitions and Disposals

The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated subsidiaries, associated companies or joint ventures during the six months ended June 30, 2026.

Pledge of Assets

As at June 30, 2026, the Group had pledged bank deposits with an aggregate carrying amount of USD1.4 million as security for bank borrowings of the Group（December 31, 2025: Nil).

Future Plans for Material Investments or Capital Asset

The Group did not have detailed future plans for material investments or capital assets as at June 30, 2026.

Gearing Ratio

As at June 30, 2026, the Company’s gearing ratio, calculated as total liabilities divided by total assets was 5.3%, compared with 5.7% as at December 31, 2025.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign Exchange Risk

The functional currency of our foreign subsidiaries is the local currency or U.S. dollar depending on the nature of the subsidiaries’ activities.

Foreign currency transactions recognized in the consolidated statements of operations are converted to the functional currency by applying the exchange rate prevailing on the date of the transaction. Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. To date, foreign currency transaction gains and losses have not been material to our consolidated financial statements, and we have not engaged in any foreign currency hedging strategies as of June 30, 2026. As our international operations grow, we will continue to reassess our approach to manage our risk relating to fluctuations in currency rates.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations, other than its impact on the general economy. Nonetheless, if our costs were to become subject to inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

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Contingent Liabilities

The Company had no material contingent liabilities as at June 30, 2026.

Capital Commitment and Capital Expenditure

The Company had no capital commitment as of June 30, 2026.

The Company’s capital expenditure for the year ending December 31, 2026 is expected to be financed by its existing cash resources, including the proceeds from the Global Offering and prior financing activities.

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

Compliance with the Code on Corporate Governance Practices

During the Reporting Period and up to the date of this announcement, we have complied with all of the applicable code provisions of the Corporate Governance Code (the “Corporate Governance Code”) set forth in Appendix C1 to the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”), save for the following.

Pursuant to code provision C.2.1 of the Corporate Governance Code, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. We do not have a separate Chairman of the Board and chief executive officer (“Chief Executive Officer”) of the Company and Dr. Jun Peng (“Dr. Peng”) currently performs these two roles. The Board believes that, in view of Dr. Peng’s experience, personal profile and his roles in our Company as mentioned above, Dr. Peng is the Director best suited to identify strategic opportunities and focus on the Board due to his extensive understanding of our business as our Chief Executive Officer. Our Board also believes that the combined roles of both chairperson and chief executive officer can promote the effective execution of strategic initiatives and facilitate the flow of information between management and our Board. Our Board will continue to review and consider splitting the roles of Chairman of the Board and the Chief Executive Officer if and when it is appropriate taking into account the circumstances of the Group as a whole.

Our Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and the independent non-executive Directors. Our Board will reassess the division of the roles of chairperson and the chief executive officer from time to time, and may recommend dividing the two roles between different people in the future, taking into account our circumstances as a whole. The Company will continue to regularly review and monitor its corporate governance practices to ensure compliance with the Corporate Governance Code, and maintain a high standard of corporate governance practices of the Company.

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Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted a code of conduct regarding directors’ securities transactions on terms no less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers (“Model Code”) as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors, and they have confirmed that they have complied with all relevant requirements set out in the Model Code during the Reporting Period.

REVIEW OF FINANCIAL STATEMENTS BY THE AUDIT COMMITTEE

We have established the Audit Committee with written terms of reference in compliance with Rule

3.21 of the Listing Rules and paragraph D.3 of Part 2 of the Corporate Governance Code.

The primary duties of the Audit Committee are to review and supervise the financial reporting process and the risk management and internal control systems of the Company, review and approve connected transactions and provide advice and comments to the Board.

The Audit Committee has reviewed the unaudited condensed consolidated financial statements for the six months ended June 30, 2026. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

In addition, the independent auditor of the Company, Messrs. Deloitte Touche Tohmatsu, has reviewed our unaudited condensed consolidated financial statements for the six months ended June 30, 2026 in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity ” issued by the Hong Kong Institute of Certified Public Accountants.

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OTHER INFORMATION

Purchase, Sale or Redemption of the Company’s Listed Securities or Sale of Treasury Shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s securities listed on the Stock Exchange and Nasdaq or sold any treasury Shares (as defined under the Listing Rules) during the Reporting Period. As of June 30, 2026, the Company did not hold any treasury Shares (as defined under the Listing Rules).

Material Litigation

The Company was not involved in any material litigation or arbitration during the six months ended June 30, 2026. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Group since the Listing Date and up to the date of this announcement.

Important Events after the Reporting Period

In July 2026, the Company granted 1,326,736 RSUs to its employees under the 2026 Share Scheme. These share awards carry a 10-year contractual term and vest over a period of four years starting from the date specified in each agreement. For further details, please refer to the announcement of the Company dated July 9, 2026.

Save as disclosed in this announcement, no important events affecting the Group occurred since June 30, 2026 and up to the date of this interim results announcement.

Interim Dividend

The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2026.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, such as non-GAAP net loss, in evaluating its operating results and for financial and operational decision-making purposes. The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses, changes in fair value of trading securities and impairment loss on prepayment for long-term investments. The Company believes that non-GAAP financial measures help identify the underlying trends in our business, provide useful information about our results of operations, and enhance the overall understanding of our past performance and future prospects.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

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The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance. For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results” set forth at the end of this announcement.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, such as the expected fleet size and expected city deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC and announcements on the website of the Stock Exchange. The forward-looking statements included in this announcement are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

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UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	Note	2025	2026
		USD	USD
Revenues
Service revenues		21,685	36,194
Product revenues		13,749	34,276

Total Revenues	6	35,434	70,470

Cost of revenues		(29,655)	(58,559)

Gross profit		5,779	11,911

Operating expenses:
Research and development expenses		(96,516)	(104,114)
Selling, general and administrative expenses		(26,574)	(31,876)

Total operating expenses		(123,090)	(135,990)

Loss from operations		(117,311)	(124,079)

Investment income		28,687	22,200
Changes in fair value of trading securities		(6,234)	25,663
Other income (expenses), net		4,219	(22,644)

Loss before income tax		(90,639)	(98,860)
Income tax expenses	8	(1)	(1)

Net loss		(90,640)	(98,861)

Net income attributable to non-controlling interests		5,446	11,390

Net loss attributable to Pony AI Inc.		(96,086)	(110,251)

Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share, basic and diluted	7	359,375,886	433,546,371
Net loss per ordinary share, basic and diluted		(0.27)	(0.25)

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UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	Note	2025	2026
		USD	USD
Net loss		(90,640)	(98,861)

Other comprehensive (loss) income:		114	19,670
Foreign currency translation adjustments Unrealized (loss) gain on available-for-sale investments		(13,771)	2,436

Total other comprehensive (loss) income		(13,657)	22,106

Total comprehensive loss		(104,297)	(76,755)

Less: Comprehensive (loss) income attributable to non-controlling interests		(252)	13,378

Total comprehensive loss attributable to Pony AI Inc.		(104,045)	(90,133)

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UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	Note	As of December 31, 2025	As of June 30, 2026
		USD	USD
Assets
Current assets:
Cash and cash equivalents		293,489	327,111
Restricted cash, current		1,936	4,678
Short-term investments		872,158	787,008
Accounts receivable, net	4	23,644	43,324
Amounts due from related parties, current		11,338	12,907
Prepaid expenses and other current assets		48,074	61,784

Total current assets		1,250,639	1,236,812

Non-current assets:
Restricted cash, non-current		288	117
Property, equipment and software, net		60,467	98,533
Operating lease right-of-use assets		14,811	18,792
Long-term investments		454,942	375,660
Prepayment for long-term investments		25,000	–
Other non-current assets		6,690	8,725

Total non-current assets		562,198	501,827

Total assets		1,812,837	1,738,639

Liabilities and Shareholders’ Equity Current liabilities:
Accounts payable and other current liabilities	5	85,261	70,818
Operating lease liabilities, current		4,792	5,510
Amounts due to related parties, current		1,422	1,250

Total current liabilities		91,475	77,578

Operating lease liabilities, non-current		10,375	13,515
Other non-current liabilities		1,988	1,912

Total liabilities		103,838	93,005

Total Pony AI Inc. shareholders’ equity		1,652,277	1,575,534

Non-controlling interests		56,722	70,100

Total shareholders’ equity		1,708,999	1,645,634

Total liabilities and shareholders’ equity		1,812,837	1,738,639

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UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2025	2026
	USD	USD
Net cash used in operating activities	(79,570)	(118,215)
Net cash (used in) provided by investing activities	(160,416)	160,870
Net cash provided by (used in) financing activities	23,600	(376)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,045)	(6,086)

Net change in cash, cash equivalents and restricted cash	(217,431)	36,193

Cash, cash equivalents and restricted cash at beginning of the period	536,172	295,713

Cash, cash equivalents and restricted cash at end of the period	318,741	331,906

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data)

1.	GENERAL INFORMATION

Pony AI Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on November 4, 2016. The Company and its Subsidiaries (collectively, the “Group”) is an artificial intelligence technology company that principally engaged in the operation and development of autonomous vehicles. The Group conducts its operation mainly in the People’s Republic of China (“PRC”) and the United States of America (“U.S.”) through subsidiaries.

2.	BASIS OF PREPARATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information and the disclosure requirements of the Rules Governing the Listing of Securities on The HKEX, as amended, supplemented or otherwise modified from time to time. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Company’s financial position as of December 31, 2025 and June 30, 2026, and its results of operations and cash flows for the six months ended June 30, 2025 and 2026. The consolidated balance sheet as of December 31, 2025 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2025. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period.

3.	DIVIDEND

No dividend was paid or proposed for ordinary shareholders of the Company during the six months ended June 30, 2025 and 2026, nor has any dividend been proposed since the end of the reporting period to the date of this interim results announcement.

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4.	ACCOUNTS RECEIVABLE, NET

	As of	As of
	December 31,	June 30,
	2025	2026
	USD	USD
Accounts receivable, gross	25,792	46,041
Allowance for doubtful accounts	(2,148)	(2,717)

Accounts receivable, net	23,644	43,324

An aging analysis based on invoice dates is as follows:

	As of	As of
	December 31,	June 30,
	2025	2026
	USD	USD
Within 3 months	12,034	21,924
Between 3 months and 6 months	4,385	13,519
Between 6 months and 1 year	4,245	3,025
More than 1 year	2,980	4,856

Total	23,644	43,324

5.	ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

Included in accounts payable and other current liabilities are accounts payables of USD18,948 as of June 30, 2026 (USD17,258 as of December 31, 2025) and their aging analysis based on invoice dates is as follows:

	As of December 31, 2025	As of June 30, 2026
	USD	USD
Within 1 year	16,524	18,916
More than 1 year	734	32

Total	17,258	18,948

6.	REVENUE

Revenues disaggregated by nature for the six months ended June 30, 2025 and 2026 consist of the following:

	For the Six Months Ended June 30,
	2025	2026
	USD	USD
Provision of services	21,685	36,194
Sales of products	13,749	34,276
Total	35,434	70,470

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Revenues disaggregated by timing of revenue recognition for the six months ended June 30, 2025 and 2026 consist of the following:

	For the Six Months Ended June 30,
	2025	2026
	USD	USD
A point in time	18,179	44,601
Overtime	17,255	25,869

Total	35,434	70,470

7.	NET LOSS PER SHARE

Basic and diluted net loss per share have been calculated in accordance with ASC 260 for the six months ended June 30, 2025 and 2026. The following table sets forth the computation of basic and diluted net loss per share:

	For the Six Months Ended June 30,
	2025	2026
	USD	USD
Numerator:
Net loss attributable to ordinary shareholders	(96,086)	(110,251)

Denominator:
Weighted average number of ordinary shares outstanding, basic and diluted	359,375,886	433,546,371

Net loss per share and per ADS, basic and diluted	(0.27)	(0.25)

8.	TAXATION

The Group is registered in the Cayman Islands and mainly operates in two taxable jurisdictions – the PRC and the U.S. The Group’s loss before income tax for the six months ended June 30, 2025 and 2026, is as follows:

	For the Six Months Ended June 30,
	2025	2026
	USD	USD
Loss from the PRC operations	(63,963)	(69,198)
Loss from non-PRC operations	(26,676)	(29,662)
Loss before income tax	(90,639)	(98,860)
Income tax expenses applicable to the PRC operations	–	–
Income tax expenses applicable to non-PRC operations	(1)	(1)

Total income tax expenses	(1)	(1)

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UNAUDITED RECONCILIATION OF U.S. GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2025	2026
	USD	USD
Research and development expenses	(96,516)	(104,114)
Share-based compensation expenses	11,874	8,982

Non-GAAP research and development expenses	(84,642)	(95,132)

Selling, general and administrative expenses	(26,574)	(31,876)
Share-based compensation expenses	4,343	4,636

Non-GAAP selling, general and administrative expenses	(22,231)	(27,240)

Operating expenses	(123,090)	(135,990)
Share-based compensation expenses	16,217	13,618

Non-GAAP operating expenses	(106,873)	(122,372)

Loss from operations	(117,311)	(124,079)
Share-based compensation expenses	16,217	13,618

Non-GAAP loss from operations	(101,094)	(110,461)

Net loss	(90,640)	(98,861)
Share-based compensation expenses	16,217	13,618
Changes in fair value of trading securities	6,234	(25,663)
Impairment loss on prepayment for long-term investments	–	25,000

Non-GAAP net loss[1]	(68,189)	(85,906)

Net loss attributable to Pony AI Inc.	(96,086)	(110,251)
Share-based compensation expenses	16,217	13,618
Changes in fair value of trading securities	6,234	(13,584)
Impairment loss on prepayment for long-term investments	–	25,000

Non-GAAP net loss attributable to Pony AI Inc.	(73,635)	(85,217)

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UNAUDITED RECONCILIATION OF U.S. GAAP AND NON-GAAP RESULTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2025	2026
	USD	USD
Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share, basic and diluted	359,375,886	433,546,371
Non-GAAP net loss per ordinary share, basic and diluted	(0.20)	(0.20)

Net cash used in operating activities	(79,570)	(118,215)
Capital expenditures	(14,464)	(44,618)

Free cash flows[2] (Non-GAAP)	(94,034)	(162,833)

Notes:

1.	Such adjustments have no impact on income tax for the six months ended June 30, 2025 and 2026, as no deferred tax has been recognized in respect of the temporary differences arising from these Non-GAAP adjustments.

2.	Free Cash Flows are a non-GAAP measure, commonly defined as cash flows from operating activities as presented in the statement of cash flows, less capital expenditures. However, in the context of the Company, operating cash flows are a cash out (i.e., a cash outflow). Free Cash Flows represent the total of operating cash outflows plus capital expenditures. This metric reflects the Company’s important cash outflows, as it combines the funds required to maintain operations and invest in growth.

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PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the websites of the Stock Exchange (https://www.hkexnews.hk) and the Company (https://ir.pony.ai/). The printed copy of the interim report will be dispatched to the Company’s shareholders on request and made available for review on the same websites in due course.

By order of the Board
Pony AI Inc.
Dr. Jun Peng
Chairman of the Board and Chief Executive Officer

Hong Kong, August 18, 2026

As of the date of this announcement, the Board comprises: (i) Dr. Jun Peng and Dr. Tiancheng Lou as executive Directors; (ii) Mr. Fei Zhang and Mr. Takeo Hamada as non-executive Directors; and

(iii) Mr. Jackson Peter Tai, Dr. Mark Qiu and Ms. Asmau Ahmed as independent non-executive Directors.

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